Exhibit 99.3

INLIF LIMITED Reports First Half of Fiscal Year 2025 Financial Results

Quanzhou, China, September 29, 2025 -- INLIF LIMITED (Nasdaq: INLF) (the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today announced its unaudited financial results for the first half of fiscal year 2025 ended June 30, 2025.

Mr. Rongjun Xu, Chief Executive Officer of INLIF, remarked, “We are pleased to present our financial performance results for the first half of fiscal year 2025, highlighting our continued growth in both revenue and gross profit as compared to the same period in 2024. Driven by the expansion of our customer base and rising demand for manipulator arms, particularly from capacity expansion in industries such as new energy vehicles, home appliances, and packaging, along with government incentives for automation and intelligent manufacturing, our revenue maintained strong momentum, increasing 52.49% year-over-year for the six-month period, while gross profit grew 4.90%.

This performance reflects the success of our proactive expansion strategy, including active sales and marketing initiatives and a strong focus on technological innovation, which have significantly contributed to new customer acquisition   and sales growth. During the period, we actively participated in domestic industry exhibitions to attract potential customers and executed expansion initiatives through online platforms to enhance overseas outreach. Specifically, we exhibited in Shenzhen, Xiamen and Wenzhou, generating over 450 qualified leads and converting 15 into new orders.

At the same time, we are committed to continuing our investment in research and development (R&D) to advance our products with more practical and efficient technologies. Furthermore, we believe that our successful initial public offering on Nasdaq has elevated our brand recognition and market visibility.

In parallel, we adhered to a disciplined and balanced cost-control strategy. We tightened control over selling expenses by reducing travel and marketing costs, while improving the efficiency of customer acquisition through hosting receptions at our own facilities and leveraging online platforms more effectively.

Meanwhile, we expanded our administrative headcount and granted share-based compensation to key administrative employees during the period to strengthen our core management team and support future development. While these one-time expenses contributed to a net loss for the current period, we believe they had no material impact on our operations or financial health.

Looking ahead, we remain confident in our preparation and ongoing strategic initiatives for sustained growth and development. We are committed to delivering greater value to our shareholders through our unwavering efforts and dedication.”

First Half of Fiscal Year 2025 Financial Summary

●	Net revenue was $10.27 million for the first half of fiscal year 2025, representing an increase of 52.49% from $6.74 million for the same period of last year.

●	Gross profit was $1.80 million for the first half of fiscal year 2025, representing an increase of 4.90% from $1.71 million for the same period of last year.

●	Gross profit margin was 17.50% for the first half of fiscal year 2025, compared to 25.45% for the same period of last year.

●	Net loss was $1.98 million for the first half of fiscal year 2025, compared to a net income of $0.39 million for the same period of last year.

●	Basic and diluted loss per share were $0.13 for the first half of fiscal year 2025, compared to basic and diluted earnings per share of $0.03 for the same period of last year.

First Half of Fiscal Year 2025 Financial Results

Net Revenue

Net revenue was $10.27 million for the first half of fiscal year 2025, representing an increase of 52.49% from $6.74 million for the same period of last year. The increase was primarily attributable to (i) an increase in sales of manipulator arms, including installation and warranty services, by approximately $1.03 million; (ii) an increase in sales of raw materials and scraps by approximately $3.21 million. These increases were partially offset by decreases of approximately $0.66 million and $0.05 million in sales of accessories and installation services, respectively, as the increased demand from existing customers for raw materials resulted in lower demand for accessories.

●	Sales of manipulator arms and installation and warranty services were $4.37 million for the first half of fiscal year 2025, representing an increase of 30.69% from $3.35 million for the same period of last year.

●	Sales of accessories were $0.39 million for the first half of fiscal year 2025, compared to $1.05 million for the same period of last year.

●	Sales of raw materials and scraps were $5.47 million for the first half of fiscal year 2025, representing an increase of 142.33% from $2.26 million for the same period of last year.

●	Sales of installation services were $41,523 for the first half of fiscal year 2025, compared to $87,364 for the same period of last year.

Cost of Revenue

Cost of revenue was $8.47 million for the first half of fiscal year 2025, representing an increase of 68.73% from $5.02 million for the same period of last year. The increase was primarily attributable to the Company’s business growth and an increase in sales resulting in an increase of costs accordingly.

Gross Profit and Gross Profit Margin

Gross profit was $1.80 million for the first half of fiscal year 2025, representing an increase of 4.90% from $1.71 million for the same period of last year. The increase mainly due to (i) an increase in gross profit from sales of manipulator arms, including installation and warranty services, by approximately $0.05 million; (ii) an increase in gross profit from sales of raw materials and scraps by approximately $0.18 million; and (iii) offset by a decrease in gross profit from sales of accessories and installation services by approximately $0.10 million and $0.05 million, respectively

Gross profit margin was 17.50% for the first half of fiscal year 2025, compared to 25.45% for the same period of last year.

Operating Expenses

Operating expenses were $3.87 million for the first half of fiscal year 2025, representing an increase of 148.04% from $1.56 million for the same period of last year.

●	Selling expenses were $0.41 million for the first half of fiscal year 2025, representing a decrease of 14.48% from $0.48 million for the same period of last year. The decrease was mainly due to (i) a reduction of approximately $0.02 million in entertainment expenses, as customer receptions were held at the Company’s own facilities; (ii) a reduction of approximately $0.01 million in travel expenses, mainly due to fewer personnel participating in exhibitions in the first half of 2025 compared with the same period in 2024; and (iii) a decrease of approximately $0.08 million in advertising expenses, as the Company did not renew its advertising contract upon expiration in 2025.

●	General and administrative expenses were $2.68 million for the first half of fiscal year 2025, representing an increase of 485.23% from $0.46 million for the same period of last year. The increase was mainly due to (i) an increase in staff salaries and benefits by approximately $0.06 million, primarily due to the growth in administrative headcount from 118 in the first half of 2024 to 149 in the first half of 2025; (ii) an increase of share-based compensation expenses by approximately $1.76 million in connection with equity incentives granted to three key administrative employees in the first half of 2025; and (iii) an increase of approximately $0.04 million in expenses related to the Company’s internal celebration of its Nasdaq listing.

●	Research and development expenses were $0.77 million for the first half of fiscal year 2025, representing an increase of 24.68% from $0.62 million for the same period of last year. The increase was primarily attributable to the expansion of the research and development team, with headcount rising from 141 in the first half of 2024 to 186 in the first half of 2025, resulting in higher personnel costs, as well as increased investment in research activities and related material consumption.

Net Income (Loss)

Net income was $1.98 million for the first half of fiscal year 2025, compared to a net income of $0.39 million for the same period of last year.

Basic and Diluted Earnings (Loss) per Share

Basic and diluted loss per share were $0.13 for the first half of fiscal year 2025, compared to basic and diluted earnings per share of $0.03 for the same period of last year.

Financial Condition

As of June 30, 2025, the Company had cash and cash equivalents of $1.72 million, compared to $2.47 million as of December 31, 2024.

Net cash used in operating activities was $2.94 million for the first half of fiscal year 2025, compared to $0.29 million for the same period of last year.

Net cash used in investing activities was $5.02 million for the first half of fiscal year 2025, compared to $5,743 for the same period of last year.

Net cash provided by financing activities was $6.91 million for the first half of fiscal year 2025, compared to $1.47 million for the same period of last year.

About INLIF LIMITED

Through its operating entity in the People’s Republic of China, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. For more information, please visit the Company’s website: https://ir.yiwate88.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

INLIF LIMITED

Investor Relations Department
Email: ir@yiwate88.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

INLIF LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30, 2025	As of December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,715,784		$2,467,638
Accounts receivable, net	7,141,688		3,840,120
Inventories	3,662,699		5,300,458
Deferred offering costs	—		1,482,558
Prepayments and other current assets	4,638,000		159,570
Amounts due from related parties	2,089		1,030
TOTAL CURRENT ASSETS	$17,160,260		$13,251,374

NON-CURRENT ASSETS:
Property, plant, and equipment, net	$3,487,572		$3,037,312
Land-use rights, net	2,146,880		2,130,164
Intangible assets, net	41,979		43,773
Finance lease assets	111,202		—
Deferred tax assets	6,991		5,169
TOTAL NON-CURRENT ASSETS	$5,794,624		$5,216,418
TOTAL ASSETS	$22,954,884		$18,467,792

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$1,726,132		$3,132,613
Bank loans	4,578,703		4,630,581
Contract liabilities	—		1,712
Accrued expenses and other payables	471,883		190,645
Warranty liabilities	46,080		31,602
Income taxes payable	8,906		27,337
Amounts due to related parties	169,812		186,768
Current finance lease liabilities	58,925		—
TOTAL CURRENT LIABILITIES	$7,060,441		$8,201,258

NON-CURRENT LIABILIT:
Finance lease liabilities	$42,946		$—
TOTAL NON-CURRENT LIABILITY	$42,946	$

TOTAL LIABILITIES	$7,103,387		$8,201,258

COMMITMENTS AND CONTINGENCIES (NOTE 19)

SHAREHOLDERS’ EQUITY
Class A Ordinary Share, $0.0001 par value, 350,000,000 shares authorized; 3,400,000 shares issued and outstanding*	$340		$—
Class B Ordinary Share, $0.0001 par value, 150,000,000 shares authorized; 12,500,000 shares issued and outstanding*	1,250		1,250
Additional paid-in capital	14,378,738		7,037,503
Statutory reserve	361,083		361,083
Retained earnings	1,226,398		3,201,818
Accumulated other comprehensive loss	(116,312)		(335,120)
TOTAL SHAREHOLDERS’ EQUITY	$15,851,497		$10,266,534
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,954,884		$18,467,792

*	The share amounts are presented on a retrospective basis.

INLIF LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended June 30,
	2025	2024
Revenue	$10,270,988	$6,735,689
Cost of revenue	(8,473,079)	(5,021,704)
Gross profit	1,797,909	1,713,985

Operating expenses:
Selling expenses	(412,056)	(481,822)
General and administrative expenses	(2,682,433)	(458,358)
Research and development expenses	(770,713)	(618,137)
Total operating expenses	(3,865,202)	(1,558,317)
Operating (loss) income	(2,067,293)	155,668

Other income (expenses):
Interest income	135,574	1,186
Interest expenses	(94,780)	(91,740)
Other income, net	19,810	344,341
Other expenses, net	(4,272)	(1,831)
Exchange gain	33,838	280
Total other expenses, net	90,170	252,236
(Loss) Income before income tax	(1,977,123)	407,904
Income tax benefits (expenses)	1,703	(17,823)
Net (loss) income	$(1,975,420)	$390,081

Comprehensive income (loss)
Net (loss) income	$(1,975,420)	$390,081
Foreign currency translation adjustments, net of tax	218,808	(218,837)
Comprehensive (loss) income	$(1,756,612)	$171,244

Earnings per share, basic and diluted	$(0.13)	$0.03

Weighted average number of shares	14,787,293	12,500,000

*	The share amounts are presented on a retrospective basis.

INLIF LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net (loss) income	$(1,975,420)	$390,081
Adjustments to reconcile net (loss) income to net cash used in operating activities:	—	—
Share-based compensation	1,764,000	—
Depreciation and amortization	141,432	184,531
Bad debt reversal	(2,333)	(2,767)
Amortization of finance lease right of use assets	868	—
Deferred tax assets	(1,822)	415
Changes in operating assets and liabilities:
Accounts receivable	(3,299,235)	131,004
Inventories	1,637,759	392,025
Prepayments and other current assets	(78,431)	8,224
Accounts payable	(1,406,480)	(1,219,751)
Interest expense on finance lease liabilities	541	—
Contract liabilities	(1,712)	(58,344)
Accrued expenses and other payables	281,237	(134,076)
Warranty liabilities	14,478	—
Income taxes payable	(18,430)	14,599
Net cash used in operating activities	(2,943,548)	(294,059)

Cash flows from investing activities:
Purchase of property, plant, and equipment	(618,796)	(5,743)
Loans to related parties	(1,070)	—
Loan to a third party	(4,400,000)	—
Net cash used in investing activities	(5,019,866)	(5,743)

Cash flows from financing activities:
Issuance of ordinary shares, net of offering costs	7,060,133	—
Principal payments on finance lease liabilities	(10,741)	—
Proceeds from short-term loans	3,196,717	3,548,186
Repayment of short-term loans	(3,336,311)	(2,217,616)
Deferred offering costs		(202,380)
Amount financed from related parties	—	572,422
Amount repaid to related parties	—	(226,943)
Net cash provided by financing activities	6,909,798	1,473,669
Effect of exchange rate changes	301,762	(176,010)
Net (decrease) increase in cash	(751,854)	997,857
Cash and cash equivalents at beginning of the period	2,467,638	598,933
Cash and cash equivalents at end of the period	$1,715,784	$1,596,790

Supplemental disclosures of cash flows information:
Cash paid for income taxes	15,326	340
Cash paid for interest expense	94,780	95,869

Supplementary disclosure of non-cash information:
Right of use assets obtained in exchange for finance lease liabilities	112,071	—